ARTICLES OF AMENDMENT

Learned J. Hand certifies he is the President of Qualsec, a Wyoming corporation (hereinafter referred to as the "Corporation" or the "Company"); that, pursuant to Article FOURTH of the Corporation's Articles of Incorporation, as amended, and Section 17-16-602 of the Wyoming Business Corporation Act, the Board of Directors of the Corporation duly adopted the following Articles of Amendment on September 28, 2009, without the necessity of shareholder action:

1.

Creation of Class A Senior Preferred Stock.  There is hereby created a series of preferred stock consisting of 50,000,000 shares and designated as the Class A Senior Preferred Stock, having the voting powers, preferences, relative, participating, optional and other special rights and the qualifications, limitations and restrictions thereof that are set forth below. The Class A Senior Preferred Stock may be issued in fractions of less than 1 whole share.

2.

The rights, privileges, preferences and restrictions of the Class A Senior Preferred Stock are as follows:

1.    Dividend Rights. Subject to the prior rights of holder of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Class A Senior Preferred Stock shall be entitled to receive, on a pari passu basis with the holders of the Common Stock, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

2.    Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, the  assets of the Corporation shall be distributed on a pari passu basis with the holders of the Common Stock and the holders of the Class A Senior Preferred Stock.

3.    Conversion Rights. The holders of the Class A Senior Preferred Stock shall have Conversion Rights as follows:

(a)    Right to Convert. Each share of Class A Senior Preferred Stock shall be convertible, at the option of the holder thereof, at the office of the Corporation or any transfer agent. Upon such a conversion, each share of Class A Senior Preferred Stock which is tendered for conversion  shall be convertible into one share of fully paid and nonassessable share of Common Stock.

(b)    Automatic Conversion. Each share of Class A Senior Stock shall automatically be converted into one share of Common upon the affirmative vote of the holders of at least a majority of the shares of Class A Senior Preferred Stock. The occurrence of an automatic conversion event as described in this Section 3(b) shall be referred to herein as a “Class A Senior Preferred Conversion Event.”

(c)    Mechanics of Conversion. Before any holder of Class A Senior Preferred Stock shall be entitled to convert the same into shares of Common Stock and receive certificates therefor, he shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Class A Senior Preferred Stock and shall give written notice to the Corporation at such office that such holder elects to convert the same; provided, however, that in the event of an automatic conversion pursuant to Section 3(b), the outstanding shares of Class A Senior Preferred Stock so converted shall be converted automatically without any further action by the holders of such shares whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent, and provided further that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such automatic conversion unless the certificates evidencing such shares of Class A Senior Preferred Stock are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable after such delivery, or such agreement and indemnification in the case of a lost certificate, issue and deliver at such office to such holder of Class A Senior Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock as set forth in Section 3(d). Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class A Senior Preferred Stock to be converted, or in the case of automatic conversion as provided in Section 3(b), such conversion shall be deemed to occur as set forth in Section 3(b) and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

(d)    No Fractional Shares and Certificate as to Adjustments. No fractional shares of Common Stock shall be issued upon conversion of Class A Senior Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Class A Senior Preferred Stock held by each holder of Class A Senior Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. If such conversion of Class Senior Preferred Stock shall be into shares of Common Stock and such holder of Class A Senior Preferred Stock also holds shares of Preferred Stock to be converted into shares of Common Stock, then all shares of Preferred Stock and Class A Senior Preferred Stock held shall be aggregated on an as-converted basis for the purpose of determining the number and value of fractional shares for which cash shall be paid.

(e)    Reservation of Common Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Class A Senior Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class A Senior Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Class A Senior Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

4.    Redemption. The Class A Senior Preferred Stock is not redeemable.

5.    Voting Rights. Each holder of shares of Class A Senior Preferred Stock shall be entitled to the number of votes equal to the whole number of shares of Common Stock into which such shares of Class A Senior Preferred Stock held by such holder are then convertible times ten (10). The holders of Class A Senior Preferred Stock shall be entitled to notice of any stockholders’ meeting in accordance with the bylaws of the Corporation and any other matter submitted to the vote of stockholders and shall vote with the holders of Common Stock together as one class on all matters to which they are entitled to vote except as to those matters required by law to be submitted to a separate class vote.

IN WITNESS WHEREOF, the Company has caused these Articles of Amendment for the Class A Senior Preferred Stock to be duly executed this 28th day of September, 2009

Learned J. Hand